Vistra Energy Corp.

6555 Sierra Drive

Irving, Texas 75039

VIA EDGAR

January 23, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vistra Energy Corp.

Registration Statement on Form S-4, filed January 23, 2018

File No. 333-222049

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vistra Energy Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 so that it will become effective at 4:00 p.m. Washington D.C. time on Tuesday, January 23, 2018, or as soon thereafter as is practicable.

We request that we be notified of such effectiveness by telephone call to M. Breen Haire at (713) 821-5640 or David Lieberman at (212) 455-3545, each of Simpson Thacher & Bartlett LLP.

Thank you very much for your assistance with this matter.

[Signature Page Follows]

Very truly yours,

VISTRA ENERGY CORP.

By:	/s/ Stephanie Zapata Moore
Name:	Stephanie Zapata Moore
Title:	Executive Vice President & General Counsel

[Signature Page to Acceleration Request]